UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-1004

FORM 11-K

(X)	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003 or

( )	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 0-19598

infoUSA Inc. 401(K) Plan

5711 South 86th Circle, Omaha, Nebraska 68127

(Full title and address of the plan)

infoUSA Inc.

5711 South 86th Circle, Omaha, Nebraska 68127

(Name of issuer of the security held pursuant to the plan and the address of its principal executive offices)

Registrant’s telephone number, including area code (402) 593-4500

Notices and communications from the Securities and Exchange
Commission relative to this report should be forwarded to:

Raj Das
Chief Financial Officer
infoUSA Inc.
5711 South 86th Circle, Omaha, Nebraska 68127

INFOUSA, INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

infoUSA, INC. 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Trustees
infoUSA, Inc. 401(k) Plan:

We have audited the financial statements of the infoUSA Inc. 401(k) Plan (the Plan) as of December 31, 2003 and 2002 and for the year ended December 31, 2003, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP KPMG LLP

Omaha, Nebraska
June 21, 2004

infoUSA, INC. 401(k) PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments at fair value:
Interest-bearing cash	$3,364,719	3,041,471
Mutual funds	34,164,890	25,456,817
infoUSA Inc. common stock	5,214,886	4,007,894
Participant loans	1,021,234	812,480

Total assets	43,765,729	33,318,662
Liabilities:
Accrued administrative expenses	15,394	12,018

Net assets available for plan benefits	$43,750,335	33,306,644

See accompanying notes to financial statements.

infoUSA, INC. 401(k) PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to net assets attributed to:
Investment income:
Dividend income	$634,349
Interest income	51,226
Net appreciation in fair value of investments	8,451,308

Total investment income	9,136,883

Contributions:
Participants	3,915,819
Employer stock contribution	1,372,754

Total contributions	5,288,573

Total additions	14,425,456

Deductions from net assets attributed to:
Benefits paid to participants	3,910,464
Administrative fees	71,301

Total deductions	3,981,765

Net increase	10,443,691
Net assets available for plan benefits:
Beginning of year	33,306,644

End of year	$43,750,335

See accompanying notes to financial statements.

Notes to Financial Statements – December 31, 2003 and 2002

(1) Description of Plan

The following description of the infoUSA, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering employees of infoUSA, Inc. (the Company) who have been employed by the Company for any consecutive six-month period and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan believes they are in compliance with such provisions.

(b)	Contributions

Each year, participants may contribute up to 100% of their pretax annual compensation, as defined by the Plan, not to exceed limits set by the secretary of the treasury. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company makes matching contributions of 50% of the first 6% of participant contributions, which may be in the form of Company common stock or cash.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan earnings based on balances in their account. All contributions, except Company matching contributions made in Company common stock, are directed by the participants into the various investment options offered. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after five years of credited service.

(e)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. These loans are secured by the balance in the participant’s account and bear interest at rates that range from 5.25% to 9.00% at December 31, 2003. Principal and interest is paid ratably through payroll deductions. Loans are considered in default 90 days following the last payment for the loan. At the time of default, they are considered a distribution of the Plan.

(f)	Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account, subject to mandatory Federal income tax withholding, unless the participant rolls over the distribution into another qualified plan.

(g)	Forfeitures

Nonvested portions of terminated participants’ accounts are forfeited. Forfeitures are applied against future Company contributions. During 2003, Company contributions were reduced by $118,938 as a result of these forfeitures. No forfeited nonvested accounts exist as of December 31, 2003.

(2) Summary of Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements.

(a)	Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

(b)	Investments

All Plan investments are held by T. Rowe Price (the Trustee) and are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Quoted market prices are used to determine fair value of investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants’ loans are valued at their outstanding balances, which approximate fair value. Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(c)	Payment of Benefits

Benefits are recorded when paid.

(d)	Administrative Expenses

The Plan is responsible for all administrative expenses. The Company may elect to pay administrative expenses directly.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(f)	Reclassifications

Certain 2002 financial statement amounts have been reclassified to conform to the 2003 financial statement presentation.

(3) Investments

The following table represents the fair value of individual investments that exceed 5% of the Plan’s net assets at December 31, 2003 and 2002:

	2003	2002
infoUSA Inc. common stock	$5,214,886	4,007,894
T. Rowe Price Summit Cash Reserves	3,364,719	3,041,471
PIMCO Total Return Fund	3,555,370	3,500,483
T. Rowe Price Equity Income Fund	7,788,928	6,201,519
T. Rowe Price Equity Index 500 Fund	5,290,790	3,660,613
T. Rowe Price Growth Stock Fund	8,379,006	6,468,527
Brinson Small Cap Growth Fund	3,681,093	2,607,783

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,451,308 as follows:

2003
Mutual funds	$6,198,695
infoUSA Inc. common stock	2,252,613

$8,451,308

(4) Nonparticipant-Directed investments

Information about the assets and the changes in net assets related to the investment in infoUSA Inc. common stock, which includes both participant-directed and nonparticipant-directed contributions, is as follows:

Net assets available for plan benefits—January 1, 2003	$4,007,894
Net appreciation in fair value of investment	2,252,613
Employee contributions	127,004
Employer stock contribution	1,372,754
Benefits paid to participants	(412,458)
Administrative fees	(5,307)
Forfeitures	(90,038)
Transfers	(2,037,576)

Net assets available for plan benefits—December 31, 2003	$5,214,886

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 27, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(7)	Related Party Transactions

The Plan invests in various funds managed by T. Rowe Price, the Plan’s trustee. As these transactions are with the trustee, they qualify as a related party. The Plan utilizes Smith & Barney as its investment advisor; therefore, they qualify as a related party. Fees paid by the Plan for the investment management and advisory services for the year ended December 31, 2003 amounted to approximately $24,000.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

(9)	Subsequent Events

Effective April 1, 2004, the Company elected to change the Plan’s trustee, T. Rowe Price, to First National Bank of Omaha.

Effective May 1, 2004, the Company merged the assets of the Triplex Direct Marketing Corporation 401(k) Profit Sharing Plan, totaling $1,048,535, into the Plan.

Schedule

infoUSA, INC. 401(k) PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

		(c)
		Description of investment
	(b)	including maturity date, number		(e)
	Identity of issue, borrower,	of shares or units, rate of interest,	(d)	Current
(a)	lessor, or similar party	collateral, and par or maturity value	Cost	value
	Participant directed:
*	T. Rowe Price Funds	Summit Cash Reserves	$ **	$3,364,719
	Pimco Funds	Total Return Fund	**	3,555,370
*	T. Rowe Price Funds	Equity Income Fund	**	7,788,928
*	T. Rowe Price Funds	Growth Stock Fund	**	8,379,006
*	T. Rowe Price Funds	Equity Index 500 Fund	**	5,290,790
	Brinson Funds	Small Cap Growth Fund	**	3,681,093
	Artisan Funds	International Stock Fund	**	1,274,431
*	T. Rowe Price Funds	Emerging Markets Stock Fund	**	287,491
*	T. Rowe Price Funds	High Yield Fund	**	193,793
*	T. Rowe Price Funds	International Bond Fund	**	323,861
*	T. Rowe Price Funds	Small-cap Value Fund	**	1,589,903
*	T. Rowe Price Funds	U.S. Treasury Long-term Fund	**	809,616
*	T. Rowe Price Funds	Retirement Income Fund	**	6,936
*	T. Rowe Price Funds	Retirement 2010 Fund	**	196,327
*	T. Rowe Price Funds	Retirement 2020 Fund	**	401,612
*	T. Rowe Price Funds	Retirement 2030 Fund	**	253,670
*	T. Rowe Price Funds	Retirement 2040 Fund	**	106,624
	Fidelity Investments	Real Estate Investment Portfolio	**	3,543
	Fidelity Investments	Strategic Income Fund	**	3,989
	Icon	Information Technology Fund	**	3,063
	Janus	Growth and Income Fund	**	2,861
	Japan Fund Inc. S Shares	Mutual Fund	**	5,154
	Stratton	Monthly Dividend REIT Shares	**	4,073
	Vanguard	Special Energy Fund	**	2,756
*	Company stock	infoUSA Inc. common stock	3,862,541	5,214,886
*	Participant loans	Various maturity dates with rates from 5.25% – 9.5%	**	1,021,234

				$43,765,729

*	Represents party-in-interest.

**	Historical cost information is omitted as it is no longer required for participant-directed accounts.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

infoUSA INC.
Date: June 28, 2004	/s/ RAJ DAS

Raj Das, Chief Financial Officer (principal financial officer)

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm filed herewith.